

April 2, 2013

<u>Via E-Mail</u>
Mr. Michael W. Upchurch
Chief Financial Officer
Kansas City Southern
427 West 12th Street
Kansas City, MO 64105

      Re: **Kansas City Southern**
                 Form 10-K for the year ended December 31, 2012
                 Filed February 4, 2013
                 File No. 001-04717

Dear Mr. Upchurch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 28</u>

1. We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, you state that certain increases in revenues were "primarily" attributed to several factors, and "partially offset" by another factor. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to

the total change. Please revise to separately quantify each significant factor contributing to the change for each of the line items discussed within the results of operations section.

Note 4 Elimination of Deferred Statutory Profit Sharing Liability, Net, page 66

2. We note from your disclosure that as a result of the labor agreement signed on April 19, 2012, KCS was able to complete an organizational restructuring whereby employees of KCSM became employees of KCSM Servicios. We also note that as a result of the organizational restructuring, you eliminated a deferred statutory profit sharing liability of approximately $43 million, net of transactional costs in the second quarter of 2012. Please explain to us in greater detail why the restructuring resulted in the elimination of $43 million of the deferred Mexican statutory profit sharing liability when it appears that KCM Servicios is obligated to pay Mexican statutory profit sharing beginning the effective date of the organizational restructuring, and both KCSM and KCSM Servicios are wholly owned subsidiaries of KCS. If you were no longer obligated to the statutory profit sharing liability for the period prior to the reorganization, please explain the reason why and why employees of KCSM at the time were willing to agree to the terms of the labor agreement which eliminated the statutory profit sharing obligation for the period prior to the organizational restructuring. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael W. Upchurch
Kansas City Southern
April 2, 2013

Page 3

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief